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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF
THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE
DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 1-14836

ALSTOM
(Exact name of registrant as specified in its charter)

3, avenue André Malraux, 92300 Levallois-Perret, France, 011 331 41 49 20 00
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares
(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) ☐                                            Rule 12h-6(d) ☐

(for equity securities)                                   (for successor registrants)

Rule 12h-6(c) ☐                                            Rule 12h-6(i) ☒

(for debt securities)                                      (for prior Form 15 filers)

PART I

Item 1.  Exchange Act Reporting History
A.  ALSTOM first incurred the duty to file reports under section 13(a) or section 15(d) of the Exchange Act on June 22, 1998.
B.  Item 1.B. of Form 15F is not applicable.  ALSTOM is filing pursuant to Rule 12h-6(i).  ALSTOM filed its Form 15 on June 14, 2005.
Item 2.  Recent United States Market Activity
ALSTOM securities were last sold in the United States in a registered offering under the Securities Act of 1933 (15 U.S.C. 77a et seq.) (“Securities Act”) (other than an offering to employees registered on Form S-8) on February 8, 2001.  On June 14, 2005, ALSTOM filed a post-effective amendment to terminate the registration of all remaining unsold securities that had been registered on Form S-8.
Item 3.  Foreign Listing and Primary Trading Market
A.  The exchange outside the United States on which ALSTOM has maintained a listing of the Ordinary Shares, and which constitutes the primary trading market for the Ordinary Shares, is Euronext Paris.   The foreign jurisdiction in which such exchange is located is France.
B.  The Ordinary Shares were initially listed on Euronext Paris (then named the Paris Stock Exchange) on June 22, 1998.  The Ordinary Shares have been listed on Euronext Paris for at least 12 months preceding the filing of this Form.
C.  For the 12-month period beginning on June 1, 2006 and ending on May 31, 2007, the percentage of trading in the Ordinary Shares that occurred in France was 99.9%.

Item 4.  Comparative Trading Volume Data
A.  The first and last days of the recent 12-month period used to meet the requirements of Rule 12h-6(a)(4)(i) are June 1, 2006 and May 31, 2007, respectively.
B.   For the 12-month period referenced in Item 4.A., the average daily trading volume of the Ordinary Shares in the United States and on a worldwide basis was 1,278 and 965,190, respectively.
C.   For the 12-month period referenced in Item 4.A., the average daily trading volume of the Ordinary Shares in the United States as a percentage of the average daily trading volume of the Ordinary Shares on a worldwide basis was 0.13%.
D.  The Ordinary Shares were delisted from the New York Stock Exchange on September 15, 2004.  The rest of the information required by Item 4.D. of Form 15F is not applicable.  ALSTOM is filing pursuant to Rule 12h-6(i).  ALSTOM filed its Form 15 on June 14, 2005.
E.  ALSTOM terminated its sponsored ADR facility with respect to the Ordinary Shares effective on November 26, 2004.  The rest of the information required by Item 4.E. of Form 15F is not applicable.  ALSTOM is filing pursuant to Rule 12h-6(i).  ALSTOM filed its Form 15 on June 14, 2005.
F.   The source of the trading volume information used for determining whether ALSTOM meets the requirements of Rule 12h-6 is CapitalBridge, an independent information services provider, which retrieved the information from Bloomberg.
Item 5.  Alternative Record Holder Information

Not applicable.

Item 6.  Debt Securities
Not applicable.

Item 7.  Notice Requirement
Not applicable.
Item 8.  Prior Form 15 Filers
A.  On June 14, 2005, ALSTOM filed a Form 15 (17 CFR 249.323) to terminate the registration of the Ordinary Shares pursuant to Rule 12g-4 (17 CFR 240.12g-4) and to suspend ALSTOM’s reporting obligations under section 15(d) of the Act regarding the Ordinary Shares pursuant to  Rule 12h-3 (17 CFR 240.12h-3).
B.  See the responses to Items 3 and 4 above.  Item 5 of Form 15F is not applicable.
C.  Item 8.C. of Form 15F is not applicable.

PART II

Item 9.  Rule 12g3-2(b) Exemption
ALSTOM will publish the information required under Rule 12g3-2(b)(1)(iii) on the “Investors” pages of its web site, www.alstom.com.

PART III

Item 10.  Exhibits

None.

Item 11.  Undertakings
The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)
The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or
(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature
Pursuant to the requirements of the Securities Exchange Act of 1934, ALSTOM has duly authorized the undersigned person to sign on its behalf this certification on Form 15F.  In so doing, ALSTOM certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under section 12(g) of the Exchange Act, or its duty to file reports under section 13(a) or section 15(d) of the Exchange Act, or both.

ALSTOM

Dated: June 12, 2007	By:	/s/ Patrick Kron
Name: Patrick Kron
Title: Chairman and Chief Executive Officer